SECURI[illegible] [illegible]SION

05039499

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 1 2005 WASH. D.C.

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 52259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doughty Hanson & Co Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street – 47th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Delia Gjeloshi (212) 641-3727
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *If individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 E

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

3/22/05

OATH OR AFFIRMATION

I, Delia Gjeloshi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doughty Hanson & Co Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ALFRED GEORGE
Notary Public - State of New York
No. 01GE6036458
Qualified Bronx County
My Commission Expires Jan. 21, 2007

ALFRED GEORGE NOTARY PUBLIC STATE OF NEW YORK

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doughty Hanson & Co. Securities Inc.

(A wholly owned subsidiary of Doughty Hanson & Co. Limited)

Statement of Financial Condition

December 31, 2004

Doughty Hanson & Co. Securities Inc.
(A wholly owned subsidiary of Doughty Hanson & Co. Limited)
Index
December 31, 2004

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Doughty Hanson & Co. Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Doughty Hanson & Co. Securities Inc. (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2005

Doughty Hanson & Co. Securities Inc.
(A wholly owned subsidiary of Doughty Hanson & Co. Limited)
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	707,880
Receivable from parent		70,264
Fixed assets and leasehold improvements, net of accumulated depreciation and amortization of $50,408		184,821
Deferred tax asset		556,740
Other assets		122,743
Total assets	$	1,642,448
Liabilities and stockholder's equity		
Accrued employee compensation and benefits	$	384,495
Accounts payable and accrued expenses		94,597
Total liabilities		479,092
Commitments and contingencies		
Stockholder's equity		1,163,356
Total liabilities and stockholder's equity	$	1,642,448

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Significant Accounting Policies

Doughty Hanson & Co. Securities Inc. (the "Company") has been registered as a securities brokerage firm with the Securities and Exchange Commission and as a member of the National Association of Securities Dealers, Inc. ("NASD") since June 28, 2000. Upon registration, the Company commenced activity in 2000 engaging in private placements of securities, and financial advisory and other consulting services in connection with private placements and other corporate transactions. The Company is a wholly owned subsidiary of Doughty Hanson & Co Limited (the "Parent"), a U.K. holding company.

Cash and Cash Equivalents
The Company considers short term money market investments to be cash equivalents.

Depreciation and Amortization
Depreciation is provided on a straight line basis generally using estimated useful lives of up to five years.

Income Taxes
The Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based upon on the provisions of enacted tax laws, including the tax rates in effect for the current and future years. Deferred income taxes are provided for the temporary differences between the financial statement and tax basis of assets and liabilities. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

Estimates
The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Reorganization of Corporate Structure

On April 30, 2004, the corporate structure of Doughty Hanson in the USA was consolidated. Doughty Hanson & Co. Holdings, Inc. and Doughty Hanson & Co. Inc. both merged with and into Doughty Hanson & Co. Securities, Inc., which assumed all of Doughty Hanson & Co. Holdings, Inc.'s and Doughty Hanson & Co, Inc.'s obligations leaving Doughty Hanson & Co. Securities, Inc. as the sole surviving entity.

3. Fixed Assets

Fixed assets are comprised of the following:

Artwork	$ 141,887
Equipment (computers and telephones)	12,313
Furniture & fixtures	81,029
	235,229
Less: accumulated depreciation and amortization	(50,408)
Total fixed assets	$ 184,821

4. Related Party Transactions

At December 31, 2004 the Company had a receivable from its Parent of $70,264.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $228,788 as compared to its minimum requirement of $31,941. The Company's ratio of aggregate indebtedness to net capital was approximately 2.09 to 1.

6. Income Taxes

Deferred tax assets of $8,514 relating to the unrealized loss on securities owned have not been recognized as, in the opinion of management of the Company, it is more likely than not that those assets will not be utilized. Separately, deferred income taxes of $556,740 arising due to temporary differences between the financial statement and tax basis of fixed asset depreciation have been recognized. No deferred tax asset valuation allowance, related to these assets, has been established since, based upon available evidence, it appears more likely than not that these deferred tax assets will be realized.

7. Fair Value of Financial Instruments

Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying values as such financial instruments are short-term in nature, or bear interest at current market rates.

8. Commitments

The Company leases office and residential space under noncancelable leases, which expire in May 2010 and September 2005, respectively. Future minimum lease payments at December 31, 2004 are as follows:

2005	$ 516,477
2006	479,669
2007	479,669
2008	479,669
2009	479,669
Thereafter	199,862
	$ 2,635,015

The office lease requires a security deposit of $300,000, which has been satisfied by a letter of credit secured by the Parent.